STOCK OPTION PLAN

PART 1

DEFINITIONS

1.01 Definitions In this Plan the following words and phrases shall have the following meanings, namely:

(a) "Applicable Withholding Taxes" has the meaning ascribed thereto in Section 4.20

(b) "Blackout Period" means a period during which there is a prohibition on trading in the Company's securities imposed by the Company on Insiders, Employees and non-arm's length Consultants.

(c) "Board" means the board of Directors of the Company or, if the Board so elects, a committee of Directors (which may consist of only one Director) appointed by the Board.

(d) "Cashless Exercise" means any arrangement with a brokerage firm pursuant to which the brokerage firm will loan money to an Optionee to purchase the Shares underlying an Option. The brokerage firm then sells a sufficient number of Shares to cover the exercise price of the Option in order to repay the loan made to the Optionee. The brokerage firm receives an equivalent number of Shares from the exercise of the Option and the Optionee then receives the balance of Shares or the cash proceeds from the balance of such Shares.

(e) "Cashless Exercise Right" has the meaning ascribed thereto in section 4.17 of this Plan.

(f) "Company" means EMX Royalty Corporation and includes any successor corporation thereof.

(g) "Consultant" means an individual (other than a Director, Officer or Employee) who (or a corporation or partnership (a "Consultant Company") of which the individual is an employee, shareholder or partner which):

i. is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or a subsidiary of the Company other than in relation to a distribution of the Company's securities;

ii. provides the services under a written contract between the Consultant or Consultant Company and the Company or a subsidiary of the Company; and

Dated: July 3, 2008 Last Amended: May 9, 2023

iii. in the Board's reasonable opinion, spends or will spend a significant amount of time and attention on the business and affairs of the Company or a subsidiary of the Company.

(h) "Director" means a director of the Company or any of its subsidiaries.

(i) "Disinterested Shareholder" means a Shareholder that is not an Insider, Optionee or Eligible Participant, as the case may be, nor an associate or an affiliate (as defined in Policy 1.1 - Interpretation of the Exchange) of an Insider, Optionee or Eligible Participant, as the case may be.

(j) "Eligible Participant" means a Director, Officer, Employee, Consultant or a corporation, other than a Consultant Company, where such corporation's sole shareholder is a Director, Officer or Employee.

(k) "Employee" means:

i. an individual who is considered an employee of the Company or of one of its subsidiaries under the Tax Act and for whom income tax, employment insurance and Canada Pension Plan deductions must be made at source;

ii. an individual who works full-time for the Company or one of its subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Company or one of its subsidiaries over the details and methods of work as an employee of the Company or of its subsidiaries, as the case may be, but for whom income tax deductions are not made at source; or

iii. an individual who works for the Company or one of its subsidiaries on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Company or one of its subsidiaries over the details and methods of work as an employee of the Company or of the subsidiary of the Company, as the case may be, but for whom income tax deductions are not made at source.

(l) "Exchange" means the TSX Venture Exchange.

(m) "Exchange Policy" means Policy 4.4 - Security Based Compensation of the Exchange.

(n) "Grant Date" means the date on which the Board grants a particular Option.

(o) "Insider" means:

i.  a Director or an Officer;

ii. a Person that has beneficial ownership of, or control or direction over, directly or indirectly, more than 10% of the Shares;

iii. a Person that has a combination of beneficial ownership of, and control or direction over, directly or indirectly, more than 10% of the Shares; or

iv. the Company if it has purchased, redeemed or otherwise acquired a security of its own issue, for so long as it continues to hold that security.

(p) "Investor Relations Services Provider" means any Consultant that performs Investor Relations Activities (as defined in Policy 1.1 - Interpretation of the Exchange) and any Eligible Participant whose role and duties primarily consist of Investor Relations Activities.

(q) "Market Price" means the last closing price of the Shares on the day immediately preceding the Grant Date.

(r) "Net Exercise" has the meaning ascribed thereto in section 4.18 of this Plan.

(s) "NEX" means the board on which former Exchange and Toronto Stock Exchange issuers that do not meet Exchange continued listing requirements for Tier 2 Issuers may continue to trade.

(t) "Officer" means the chair or any vice-chair of the Board, the chief executive officer, chief financial officer, chief operating officer, president, vice-president, secretary, assistant secretary, treasurer or assistant treasurer of the Company, any of its subsidiaries or an individual designated as an officer by a resolution of the Board or the constating documents of the Company.

(u) "Option" means an option to purchase Shares granted to an Optionee under this Plan.

(v) "Optionee" means an Eligible Participant that is granted an Option under this Plan.

(w) "Person" means an individual or a corporation, incorporated association or organization, body corporate, partnership, trust, fund, association and any other entity other than an individual.

(x) "Plan" means this stock option plan, as amended, supplemented or restated.

(y) "Promoter" has the meaning ascribed thereto in the Securities Act.

(z) "Securities Act" means the Securities Act (British Columbia).

(aa) "Securities Laws" means the Securities Act, together with the regulations and rules under the Securities Act, as amended, and the policies, notices, instruments and blanket orders in force from time to time that are applicable to the Company.

(bb) "Security Based Compensation" includes any Deferred Share Unit, Performance Share Unit, Restricted Share Unit, Securities for Services, Stock Appreciation Right, Stock Purchase Plan (as those terms are each defined in the Exchange Policy), Option, any security purchase from treasury by an Eligible Participant which is financially assisted by the Company by any means whatsoever, and any other compensation or incentive mechanism involving the issuance or potential issuance of securities of the Company from treasury to an Eligible Participant, subject to certain exclusions under the Exchange Policy.

(cc) "Security Based Compensation Plan" includes any compensation or incentive mechanism involving the issuance of Security Based Compensation or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury.

(dd) "Share" means a common share of the Company.

(ee) "Shareholder" means a beneficial owner of Shares.

(ff) "Tax Act" means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time.

(gg) "Trading Day" means a day when trading occurs through the facilities of the Exchange.

(hh) "U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

(ii) "U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended.

(jj) "VWAP" means the volume weighted average trading price of the Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five Trading Days immediately preceding the exercise of the subject Option, provided that the Exchange may exclude internal crosses and certain other special terms trades from the calculation.

PART 2

PURPOSE OF PLAN

2.01 Purpose The purpose of this Plan is to attract and retain Directors, Officers, Employees and Consultants and to motivate them to advance the interests of the Company by providing them the opportunity to acquire equity interests in the Company by being granted Options under this Plan.

PART 3

GRANTING OF OPTIONS

3.01 Administration This Plan shall be administered by the Board.

3.02 Grant by Resolution The Board may determine by resolution those Eligible Participants to whom Options should be granted and grant to them such Options as the Board determines to be appropriate. Such grant shall be deemed to be a representation by the Company that the Optionee is an Eligible Participant.

3.03 No Grants if Listed on NEX The Board shall not grant any Options if the Shares are listed on the NEX or the Company has been given notice that its listing will or might be transferred to NEX.

3.04 Terms of Option The Board shall determine and specify in its resolution the number of Shares that should be placed under an Option granted to an Eligible Participant, the price per Share to be paid for such Shares upon the exercise of such Option, and the period during which such Option may be exercised.

3.05 Written Agreement Every Option shall be evidenced by a written agreement (an "Option Agreement") between the Company and the Optionee, substantially in the form attached hereto as Schedule A. If there is any inconsistency between the terms of the Option Agreement and this Plan, the terms of this Plan shall govern.

3.06 Confirmation of Status The Company and the Optionee are responsible for ensuring and confirming, for Options granted to Employees and Consultants, that the Optionee is a bona fide Employee or Consultant, as applicable.

PART 4

CONDITIONS GOVERNING THE GRANTING & EXERCISING OF OPTIONS

4.01 Option Agreements to Specify Exercise Period and Price, Vesting and Number of Shares In granting an Option, the Board must specify, among other things, a particular time period or periods during which the Option may be exercised, the price required to purchase the Shares subject to the Option and any vesting terms and conditions of the Option, including the number of Shares in respect of which the Option may be exercised during each such time period, which information shall be included in the applicable Option Agreement.

4.02 Minimum Exercise Price of Options The exercise price of an Option shall not be less than the Market Price on the Grant Date. No Options shall be granted which are exercisable at a price of less than C$0.05 per Share.

4.03 Number of Shares subject to Option The aggregate number of Shares reserved for issuance to an Optionee pursuant to an Option, together with all Shares issuable under all other Security Based Compensation granted to the Optionee in the previous 12 months, shall not exceed, on the Grant Date:

(a) 5% of the outstanding Shares, unless the Company has obtained approval from the Disinterested Shareholders;

(b) 2% of the outstanding Shares, if the Optionee is a Consultant; or

(c) 2% of the outstanding Shares (including Shares reserved for issuance to all other Investor Relations Services Providers), if the Optionee is an Investor Relations Services Provider.

4.04 Vesting of Options Subject to further vesting requirements required by the Board on granting of an Option, all Options shall vest and be exercisable on the following terms:

(a) If Optionee is an Investor Relations Services Provider: If the Optionee is an Investor Relations Services Provider, any Option granted to such Optionee must vest in stages over at least 12 months with no more than one quarter of the Option vesting in any three month period, with the first vesting stage to occur no sooner than three months after the Grant Date.

(b) If there is a Change of Control: If a Change of Control is agreed to by the Company or events which might lead to a Change of Control are commenced by third parties, all Options, subject to the Exchange's approval (if required), shall vest immediately and be fully exercisable notwithstanding the terms thereof. For the purposes hereof "Change of Control" means, in respect of the Company:

i. if, as a result of or in connection with the election of Directors, the people who were Directors (or who were entitled under a contractual arrangement to be Directors) before the election cease to constitute a majority of the Board, unless the Directors have been nominated by management or approved of by a majority of the previously serving Directors;

ii. any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly owned subsidiary of the Company or in connection with a reorganization of the Company) or any one or more directors thereof "beneficially owns" (as defined in the Business Corporations Act (British Columbia)), directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Company representing 50% or more of the then issued and outstanding voting securities of the Company, as the case may be, in any manner whatsoever;

iii. the sale, assignment, lease or other transfer or disposition of all or substantiall all of the assets of the Company to a person or any group of two or more persons acting jointly or in concert (other than a wholly owned subsidiary of the Company or in connection with a reorganization of the Company); or

iv. the occurrence of a transaction requiring approval of any of the Company's securityholders whereby the Company is acquired through consolidation, merger, exchange of securities involving all of the Company's voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Company or an exchange of securities with a wholly owned subsidiary of the Company or a reorganization of the Company). For purposes of this definition of "Change of Control", the terms jointly or in concert, beneficial ownership and voting securities will have the respective meanings given to those terms in National Instrument 62-104 - Take-Over Bids and Issuer Bids ("NI 62-104"), and the number of securities outstanding will be determined in accordance with NI 62-104, and to permit Optionees to participate in any of the foregoing, the Board may make appropriate provision for the exercise of Options conditional upon the Shares so issued being taken-up and paid for pursuant to any of the foregoing.

4.05 Limitations on Acceleration of Vesting There can be no acceleration of vesting requirements applicable to Options granted to any Investor Relations Service Providers without the prior written approval of the Exchange.

4.06 Exercise of Options if Specified Value Exceeds US$100,000 If the Optionee is subject to the tax laws of the United States of America, that part of any Option entitling the Optionee to purchase Shares having a value of US$100,000 or less would be treated as an "Incentive Stock Option" under U.S. Tax Code (so that the Optionee could defer the payment of tax on such Shares until the year in which such Shares are disposed of by the Optionee). For the purposes hereof, value is determined by multiplying the number of Shares which are subject to the Option by the Market Price (on the Grant Date). That part of any Option on Shares having a value in excess of US$100,000 shall be treated as a non-qualifying stock option ("NQSO") for the purposes of the U.S. Tax Code and shall not entitle the Optionee to such tax deferral. Pursuant to this Plan, Eligible Participants subject to the tax laws of the United States of America may be granted NQSOs, however, no Incentive Stock Options shall be granted.

4.07 Expiry of Options Each Option shall expire not later than 10 years from its Grant Date.

4.08 Expiry of Options during or immediately after Blackout Periods If an Option is set to expire during a Blackout Period, notwithstanding section 4.07 of this Plan or the terms of the Option, the term of the Option shall be automatically extended. The following requirements are applicable to any extension of the term of any Options as a result of a Blackout Period:

(a) the Blackout Period must be formally imposed by the Company pursuant to its internal trading policies as a result of the bona fide existence of an undisclosed material fact or material change (as defined under the Securities Laws). In the absence of the Company formally imposing a Blackout Period, the expiry date of any Options will not be automatically extended;

(b) the Blackout Period will be terminated following the general disclosure of the undisclosed material fact or material change. The affected Options shall expire 10 business days after the termination of the Blackout Period;

(c) the automatic extension of affected Options will not be permitted where the relevant Optionee or the Company is subject to a cease trade order (or similar order under the Securities Laws) in respect of the Company's securities; and

(d) any automatic extension shall be available to all Optionees under this Plan under the same terms and conditions.

4.09 Death or Disability of Optionee If an Optionee dies or suffers a Disability prior to the expiry of an Option, the Optionee's legal representatives or the Optionee, before the earlier of the expiry date of the Option and the first anniversary of the Optionee's death or Disability, may exercise that portion of an Option which has vested as at the date of death or Disability. For the purposes hereof "Disability" shall mean any inability of the Optionee arising due to medical reasons which the Board considers likely to permanently prevent or substantially impair the Optionee from serving as a Director, Officer, Employee or Consultant.

4.10 Cessation as an Optionee (Involuntary or not on request) If an Optionee ceases to be an Eligible Participant through:

(a) removal as a Director;

(b) dismissal or termination as an Officer, Consultant or Employee (whether or not 'for cause'); or

(c) resignation where such resignation is not made at the request of the Board or for the benefit of any Director or Officer,

then, notwithstanding the Optionee continuing to fall within another of such categories, any Options shall terminate immediately on and shall not further vest after such removal, dismissal, termination or resignation or such later date not exceeding the first anniversary of such cessation and may further vest, both as may be reasonably determined by the Board and, unless extended, shall not be exercisable by the Optionee.

4.11 Cessation as an Optionee (Voluntary and on request) If an Optionee ceases to be an Eligible Participant for any reason except as provided in sections 4.09 or 4.10 of this Plan, any Option held by that Optionee shall be exercisable to the extent that it has vested and was exercisable as at the date of such cessation, unless further vesting is permitted by the Board, and must terminate on the earlier of the expiry date of the Option and:

(a) the 90th day after the Optionee ceased to be an Eligible Participant, or such later date not exceeding the first anniversary of such cessation as may be reasonably determined by the Board; or

(b) the earlier of the 90th day and the third month after the Optionee ceased to be an Employee or Officer, if the Optionee is subject to the tax laws of the United States of America.

4.12 No Transfer or Assignment of Options No Option or any right thereunder or in respect thereof shall be transferable or assignable otherwise than by will or pursuant to the laws of succession except that, if permitted by the rules and policies of the Exchange, an Optionee shall have the right to assign any Option (other than NQSOs pursuant to a qualified domestic relations order under the U.S. Tax Code) to a corporation wholly owned by them.

4.13 Exchange Hold Period on Certain Options Any Option Agreement and any certificate representing Shares issued on the exercise thereof, granted to:

(a) any Director, Officer, Consultant, Promoter, Insider (or Person who will become an Insider following the Grant Date) or any Person who has elected or appointed or has the right to elect or appoint one or more Directors or Officers; or

(b) any Eligible Participant at an exercise price that is less than the applicable Market Price,

shall be subject to a four month resale restriction imposed by the Exchange from the Grant Date and, in accordance with the policies of the Exchange, the Option Agreement and any certificates representing the Shares issued on exercise thereof shall bear the Exchange's prescribed "Exchange Hold Period" legend, substantially in the form as set out in the Option Agreement attached hereto as Schedule A.

4.15 Notice of Exercise of an Option Options shall be exercised only in accordance with the terms and conditions of the Option Agreement under which they are respectively granted and shall be exercisable only by notice in writing to the Company.

4.16 Payment on Exercise of an Option Vested Options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an Optionee on exercise of an Option shall be fully paid for by cash, certified cheque, bank draft or wire transfer at the time of their purchase.

4.17 Cashless Exercise The Board may, in its discretion and at any time, determine to grant an Optionee the alternative, when entitled to exercise an Option, to deal with the subject Option on a Cashless Exercise basis, on such terms as the Board may determine in its discretion (the "Cashless Exercise Right"). In the event of a Cashless Exercise, the number of Shares for which the Option is exercised, surrendered or converted, and not the number of Shares actually issued by the Company, must be included in calculating the limits set forth in sections 4.03, 5.02 and 5.03 of this Plan.

4.18 Net Exercise The Board may, in its discretion and at any time, determine to grant the Optionee, excluding an Optionee that is an Investor Relations Service Provider, the alternative, when entitled to exercise an Option, to surrender all or part of the Optionee's vested Options, and receive the number of Shares that is the equal to the quotient obtained by dividing: (i) the product of the number of Options being exercised multiplied by the difference between the VWAP of the Shares and the exercise price of the subject Options, by (ii) the VWAP of the Shares on the date of exercise ("Net Exercise") (subject to satisfaction of Applicable Withholding Tax requirements). In the event that the Company determines to accept the Optionee's Net Exercise, and where the Optionee is subject to the Tax Act in respect of the Option, the Company shall make the election provided for in subsection 110(1.1) of the Tax Act. In the event of a Net Exercise, the number of Shares for which the Option is exercised, surrendered or converted, and not the number of Shares actually issued by the Company, must be included in calculating the limits set forth in sections 4.03, 5.02 and 5.03 of this Plan.

4.19 Representations and Warranties of Optionees The Board may require, as a condition of the grant of an Option, the issuance of Shares or delivery of certificates representing such Shares upon the exercise of any Option and to ensure compliance with any applicable laws, regulations, rules, orders and requirements that the Optionee or the Optionee's heirs, executors or other legal representatives, as applicable, make such covenants, agreements and representations as the Board deems necessary or desirable, including, without limitation, exemptions from the registration requirements of the U.S. Securities Act, and applicable United States state securities laws.

4.20 Withholding or Deduction of Taxes The Company or any subsidiary of the Company may, in accordance with all applicable law and the policies of the Exchange, deduct or withhold from any amount payable to an Eligible Participant, either under this Plan or otherwise, such amount as may be necessary so as to ensure that the Company or any subsidiary of the Company will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or that any other required deductions are paid or otherwise satisfied (the "Applicable Withholding Taxes"). The Company or a subsidiary of the Company may require an Optionee, as a condition to exercise of an Option, to pay to the Company or a subsidiary of the Company any Applicable Withholding Taxes related to the exercise of such Option. The Company or a subsidiary of the Company may make such other arrangements that are satisfactory to the Optionee and the Company, provided that such arrangements are in compliance with the Exchange Policy.

PART 5

RESERVATION OF SHARES FOR OPTIONS

5.01 Sufficient Shares to be Reserved Whenever the constating documents of the Company limit the number of authorized Shares, a sufficient number of Shares shall be reserved by the Board to satisfy the exercise of Options. Options that have been settled in cash, cancelled, terminated, surrendered, forfeited or expired without being exercised, and pursuant to which no Shares have been issued, shall continue to be issuable under this Plan.

5.02 Maximum Number of Shares to be Reserved Under Plan The aggregate number of Shares which may be subject to issuance pursuant to Options pursuant to this Plan, together with any stock options granted under any other previous or current stock option plan and any other Security Based Compensation granted under any other Security Based Compensation Plans, is equal to up to a maximum of 10% of the Shares outstanding at the Grant Date (or issuance of any other Security Based Compensation under any other Security Based Compensation Plans) unless the approval of the Disinterested Shareholders is obtained.

5.03 Maximum Number of Shares Reserved for Insiders All Options granted under this Plan, together with all of the Company's other Security Based Compensation, shall not result in:

(a) the aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued to Insiders (as a group) exceeding 10% of the Shares outstanding at any point in time; or

(b) the aggregate number of Shares that are issuable pursuant to all Security Based Compensation granted or issued in any 12 month period to Insiders (as a group) exceeding 10% of the Shares outstanding, calculated as at the date any Security Based Compensation is granted or issued to any Insider, unless the Company has obtained the approval of the Disinterested Shareholders.

PART 6

CAPITAL REORGANIZATIONS

6.01 Share Consolidation or Subdivision If the Shares are at any time subdivided or consolidated, the number of Shares reserved for Options shall be similarly increased or decreased and the price payable for any Shares that are then subject to issuance shall be decreased or increased proportionately, as the case may require, so that upon exercising each Option the same proportionate shareholdings at the same aggregate purchase price shall be acquired after such subdivision or consolidation as would have been acquired before.

6.02 Stock Dividend If the Shares are at any time changed as a result of the declaration of a stock dividend thereon, the number of Shares reserved for Options and the price payable for any Shares that are then subject to issuance may be adjusted by the Board to such extent as they deem proper in their absolute discretion.

6.03 No Fractional Shares No adjustment made pursuant to this Part shall require the Company to issue a fraction of a Share and any fractions of a Share shall be rounded up or down to the nearest whole number, with one-half of a Share being rounded up to one Share.

6.04 No Adjustment for Cash Dividends or Rights Offerings No adjustment shall be made to any Option pursuant to this Part in respect of the payment of any cash dividend or the distribution to the Shareholders of any rights to acquire Shares or other securities of the Company.

6.05 No Adjustments in Violation of Limits No adjustments shall be made pursuant to this Part where such adjustments would result in the violation of any limits imposed under this Plan, including those limits set under sections 4.03, 5.02 and 5.03 of this Plan. If the Company does not have a sufficient number of Shares available under this Plan to satisfy its obligations in respect of any adjustments under this Part, any Optionees entitled to adjustments under this Part shall receive cash in lieu of such an adjustment to their respective Options.

PART 7

EXCHANGE RULES AND POLICIES & APPLICABLE LAW

7.01 Exchange Policies Apply This Plan and the granting and exercise of any Options are also subject to the terms and conditions as are set out in the Exchange Policy and the requirements of the Securities Laws, and such Exchange Policy and Securities Laws shall be deemed to be incorporated into this Plan. If there is any inconsistency between this Plan and such Exchange Policy, the provisions of the Exchange Policy and Securities Laws shall prevail.

7.02 Compliance with Applicable Laws Notwithstanding anything herein to the contrary, the Company shall not be obliged to cause any Shares to be issued or certificates evidencing Shares to be delivered pursuant to this Plan, where issuance and delivery is not, or would result in the Company not being in compliance with all applicable laws, regulations, rules, orders of governmental or regulatory authorities and the requirements of the Exchange, including the Exchange Policy. If any provision of this Plan, any Option Agreement or any other agreement entered into pursuant to this Plan contravenes any applicable law, rule, regulation or order, or any policy or requirement of the Exchange, including the Exchange Policy, or any regulatory body having authority over the Company or this Plan, such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith, but the Company shall not be responsible to pay and shall not incur any penalty, liability or further obligation in connection therewith.

7.03 United States Registration and Legends No Options shall be granted in the United States and no Shares shall be issued in the United States pursuant to any Option unless such Shares are registered under the U.S. Securities Act and any applicable state securities laws or an exemption from such registration is available. Any Option granted in the United States, and any Shares issued pursuant thereto, will be "restricted securities" (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act). Any Option Agreement representing an Option granted in the United States or Shares issued in the United States pursuant to such an Option pursuant to an exemption from registration under the U.S. Securities Act and applicable state securities laws shall bear a legend restricting transfer under the U.S. Securities Act and applicable state securities laws substantially in the form as set out in the Option Agreement attached hereto as Schedule A.

7.03 No Obligation to File Prospectus The Company shall not be liable to compensate any Optionee and in no event shall it be obliged to take any action, including the filing of any prospectus, registration statement or similar document, in order to permit the issuance and delivery of any Shares upon the exercise of any Option in order to comply with Securities Laws.

7.04 Governing Law This Plan shall be governed by, and construed in accordance with, the laws of the province of British Columbia.

PART 8

AMENDMENT OF PLAN & OPTIONS

8.01 Board May Amend Plan or Options The Board may amend or terminate this Plan or any Option, however, no such amendment or termination, except with the written consent of the Optionees concerned or unless required to make this Plan or the Option comply with the rules and policies of the Exchange or applicable laws, shall affect the terms and conditions of the Option which has not then been exercised or terminated.

8.02 Shareholder Approval of Amendments The approval of Shareholders is required for:

(a) a change in those Persons who may be Eligible Participants;

(b) an increase in the number of Shares, or percentage of the outstanding Shares, reserved for issuance under this Plan and all other Security Based Compensation Plans or a change from a fixed number to a fixed percentage of the outstanding Shares, or from a fixed percentage to a fixed number, in the number of Shares reserved for issuance under this Plan;

(c) an increase in the percentage of Shares that may be issued pursuant to Options granted to any one Optionee or group of Optionees (such as Insiders);

(d) a change in the method by which the exercise price of an Option is determined;

(e) an extension of the maximum term of Options that may be granted under this Plan (unless the extension arises from a Blackout Period);

(f) an amendment to the expiry and termination provisions applicable to Options;

(g) an amendment to method or formula for calculating prices, values or amounts under this Plan that may result in a benefit to an Optionee; or

(h) an amendment to this Part 8.

The approval of the Disinterested Shareholders for an amendment to any Option is required in respect of an Option held by an Insider involving:

(i) any amendment to an Option that would have the effect of decreasing the exercise price of the Option or an extension of the term of the Option (unless the extension arises from a Blackout Period); or

(j) any amendment to an Option that results in a benefit to an Insider, and for further clarity, if the Company cancels any Option and within one year grants or issues a new Option to the same Insider, that is considered an amendment.

No approval by Shareholders is required for an amendment:

(k) to comply with applicable law or rules of the Exchange or of a 'housekeeping' nature required to correct typographical and similar errors;

(l) to clarify existing provisions of this Plan that do not have the effect of altering the scope, nature and intent of such provisions; or

(m) to change the vesting provisions other than those required by this Plan or the Exchange Policy.

8.03 Exchange Approval Required Any amendment to this Plan or any Options, other than adjustments due to a Share consolidation or subdivision but including amendments resulting from an amalgamation, merger, arrangement, reorganization, spin-off, dividend or recapitalization, shall not become effective until such amendments have been accepted for filing by the Exchange.

PART 9

PLAN DOES NOT AFFECT OTHER COMPENSATION PLANS

9.01 Other Plans Not Affected This Plan shall not in any way affect the policies or decisions of the Board in relation to the remuneration of Directors, Officers, Consultants and Employees.

PART 10

OPTIONEE'S RIGHTS AS A SHAREHOLDER

10.01 No Rights Until Option Exercised Optionees shall be entitled to the rights pertaining to Share ownership, such as to voting rights, dividends or rights on liquidation, only with respect to Shares that have been fully paid for and issued to the Optionee upon exercise of an Option.

PART 11

EFFECTIVE DATE & EXPIRY OF PLAN

11.01 Effective Date This Plan shall become effective upon the later of the acceptance for filing of this Plan by the Exchange and the approval of this Plan at a meeting of the Shareholders. Options may be granted, but not exercised, prior to the receipt of such acceptance and approval. Thereafter, this Plan must be approved annually by the Shareholders and the Exchange. If such approvals are not obtained, Options may no longer be granted, and any Options granted subject to such approvals shall not be exercisable.

11.02 Termination This Plan shall terminate upon a resolution to that effect being passed by the Board. Any Options shall continue to be exercisable according to their terms after the termination of this Plan.

DATED:  July 3, 2008

LAST AMENDED: May 9, 2023

SCHEDULE A

OPTION AGREEMENT

● [Date of grant / news release]

● [Optionee's name & address]

● [Street]

● [city, province or state]

● [postal or ZIP code]

Dear Optionee:

Re:        Grant of Stock Option

EMX Royalty Corporation (the "Company") hereby offers you a non-assignable option (an "Option") to purchase common shares in the capital of the Company (the "Shares") pursuant to the Company's Stock Option Plan (the "Plan"), a copy of which is enclosed with this Agreement.

Your Option is subject to the terms and conditions of the Plan, which are deemed to be incorporated in this Agreement, and to the following specific provisions:

Number of Shares: ●

Exercise Price: C$ ● per Share

Expiry Time:  4:00 p.m. (Vancouver time) on ●

Vesting: ☞Option 1 - [ Immediately

☞Option 2 for IR persons - [ 25% on ● [must be at least three months after granting] and 25% each three months thereafter

☞Option 3 - if milestones or other periods for vesting are desired [ ●% on ● and ●% on ●

[☞Option: insert Hold Period if option is granted to an Insider, Consultant or Promoter of the Company (or Person who will become an Insider following the Grant Date) or any Person who has elected or appointed or has the right to elect or appoint one or more Directors or Officers or is exercisable at less than Market Price at the time of granting]

Hold Period: WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED ON EXERCISE HEREOF MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL [FOUR MONTHS AND ONE DAY FOLLOWING THE DATE OF THIS AGREEMENT].

[☞Option: insert U.S. Legend if option is granted to a U.S. Participant]

Hold Period: "THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT") OR ANY STATE SECURITIES LAWS, AND THE SECURITIES REPRESENTED BY THIS AGREEMENT AND ANY SECURITIES ISSUED UPON EXERCISE THEREOF MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO EMX ROYALTY CORPORATION. (THE "COMPANY") (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, IF AVAILABLE, AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT AND IS AVAILABLE FOR RESALE OF THE SECURITIES, OR (D) IN COMPLIANCE WITH AN EXEMPTION FROM REGISTRATION UNDER THE U.S. SECURITIES ACT, INCLUDING RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS. THE HOLDER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT FURTHER UNDERSTANDS AND AGREES THAT IN THE EVENT OF A TRANSFER PURSUANT TO THE FOREGOING CLAUSE (D), THE COMPANY WILL REQUIRE A LEGAL OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. DELIVERY OF THIS AGREEMENT MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

[for convertible securities, include:] "SECURITIES REPRESENTED HEREBY MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF, OR FOR THE ACCOUNT OR BENEFIT OF, A U.S. PERSON UNLESS THE SHARES ISSUABLE UPON EXERCISE OF THIS SECURITY HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT."

Subject to first vesting, your Option may be exercised in whole or in part at any time before the Expiry Time by notice in writing to the Company. Such notice shall specify the number of Shares with respect to which you are purchasing by exercising your Option and must be accompanied by cash, a certified cheque, a bank draft or a wire transfer in favour of the Company payable in Canadian funds in full payment of the Exercise Price for the number of Shares then being purchased, excluding any Options exercised pursuant to the Cashless Exercise or Net Exercise provisions of the Plan.

There may be restrictions imposed under securities legislation of Canada and your country of residence on your ability to sell Shares acquired on exercise of this Option. If you are in doubt about the applicable requirements, you should consult a lawyer.

If you are, or become, a resident of the United States of America, you hereby represent and warrant to, and covenant with, the Company (and it is a condition of exercising your Option and the Company may require you to execute an instrument in a form acceptable to it confirming the following) that you:

 (a) will acquire any Shares upon the exercise of your Option as an investment and not with a view to distribution;

 (b) undertake not to offer or sell or otherwise dispose of the Shares unless the Shares are subsequently registered under the United States Securities Act of 1933, as amended, or an exemption from registration is available;

 (c) consent to the placing of a restrictive legend on any Share certificates issued to you should such be necessary in order to comply with securities laws applicable to you or the Company; and

 (d) acknowledge that securities laws applicable to you or the Company may require you to hold any Shares issued to you for a certain period prior to resale thereof.

You acknowledge and consent to the Company:

 (a) collecting your personal information ("Personal Information") for the purposes of this Agreement;

 (b) retaining the Personal Information for as long as permitted or required by applicable law or business practices; and

 (c) providing to various governmental and regulatory authorities, as may be required by applicable securities laws, stock exchange rules, and the rules of the Investment Industry Regulatory Organization of Canada (IIROC) or to give effect to this agreement any personal information provided by you.

You also acknowledge that you have been notified by the Company:

 (a) of the delivery of Personal Information to all applicable securities regulatory authorities or regulators;

 (b) that the Personal Information is being collected by the securities regulatory authority or regulator under the authority granted in Canadian securities legislation for the purposes of the administration and enforcement of applicable Canadian securities legislation; and

 (c)  of the contact information of the public official in each applicable Canadian jurisdiction who can answer questions about this indirect collection of Personal Information is set out in the attached Exhibit 1 hereto.

If you choose to accept this Option, please sign in the space provided below.

[Signature Page Follows]

EMX ROYALTY CORPORATION Per: Authorized Signatory	I hereby ACCEPT the above Option and AGREE to the terms and conditions described above, including the terms and conditions of the Plan _____________________________________ Optionee's Signature

Exhibit 1

Contact Information of Public Officials Regarding Indirect Collection of Personal Information

Alberta Securities Commission
Suite 600, 250 - 5th Street SW
Calgary, Alberta T2P 0R4
Telephone: 403-297-6454 Toll free in Canada: 1-877-355-0585
Facsimile: 403-297-2082
Public official contact regarding indirect collection of information:
FOIP Coordinator	British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2
Inquiries: 604-899-6854 Toll free in Canada: 1-800-373-6393
Facsimile: 604-899-6581
Email: FOI-privacy@bcsc.bc.ca
Public official contact regarding indirect collection of information:
FOI Inquiries

The Manitoba Securities Commission
500 - 400 St. Mary Avenue
Winnipeg, Manitoba R3C 4K5
Telephone: 204-945-2561
Toll free in Manitoba 1-800-655-5244
Facsimile: 204-945-0330
Public official contact regarding indirect collection of information:
Director	Financial and Consumer Services Commission (New Brunswick)
85 Charlotte Street, Suite 300
Saint John, New Brunswick E2L 2J2
Telephone: 506-658-3060 Toll free in Canada: 1-866-933-2222
Facsimile: 506-658-3059
Email: info@fcnb.ca
Public official contact regarding indirect collection of information:
Chief Executive Officer and Privacy Officer

Government of Newfoundland and Labrador
Financial Services Regulation Division
P.O. Box 8700, Confederation Building
2nd Floor, West Block
Prince Philip Drive
St. John's, Newfoundland and Labrador A1B 4J6
Attention: Director of Securities
Telephone: 709-729-4189 Facsimile: 709-729-6187
Public official contact regarding indirect collection of information: Superintendent of Securities	Government of the Northwest Territories
Office of the Superintendent of Securities
P.O. Box 1320
Yellowknife, Northwest Territories X1A 2L9
Telephone: 867-767-9305 Facsimile: 867-873-0243
Public official contact regarding indirect collection of information: Superintendent of Securities

Nova Scotia Securities Commission
Suite 400, 5251 Duke Street
Duke Tower
P.O. Box 458
Halifax, Nova Scotia B3J 2P8
Telephone: 902-424-7768 Facsimile: 902-424-4625
Public official contact regarding indirect collection of information:
Executive Director	Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000, Station 570
1st Floor, Brown Building
Iqaluit, Nunavut X0A 0H0
Telephone: 867-975-6590 Facsimile: 867-975-6594
Public official contact regarding indirect collection of information: Superintendent of Securities

Ontario Securities Commission
20 Queen Street West, 22nd Floor
Toronto, Ontario M5H 3S8
Telephone: 416-593- 8314 Toll free in Canada: 1-877-785-1555
Facsimile: 416-593-8122
Email: exemptmarketfilings@osc.gov.on.ca
Public official contact regarding indirect collection of information:
Inquiries Officer	Prince Edward Island Securities Office
95 Rochford Street, 4th Floor Shaw Building
P.O. Box 2000
Charlottetown, Prince Edward Island C1A 7N8
Telephone: 902-368-4569 Facsimile: 902-368-5283
Public official contact regarding indirect collection of information: Superintendent of Securities

Autorité des marchés financiers
800, Square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal, Québec H4Z 1G3
Telephone: 514-395-0337 or 1-877-525-0337
Facsimile: 514-864-6381
Email: financementdessocietes@lautorite.qc.ca
Public official contact regarding indirect collection of information: Secrétaire générale	Financial and Consumer Affairs Authority of Saskatchewan
Suite 601 - 1919 Saskatchewan Drive
Regina, Saskatchewan S4P 4H2
Telephone: 306-787-5842 Facsimile: 306-787-5899
Public official contact regarding indirect collection of information:
Director

Government of Yukon
Department of Community Services
Office of the Superintendent of Securities
307 Black Street
Whitehorse, Yukon Y1A 2N1
Telephone: 867-667-5466 Facsimile: 867-393-6251
Email: securities@gov.yk.ca
Public official contact regarding indirect collection of information:
Superintendent of Securities